Via Facsimile and U.S. Mail
Mail Stop 6010

September 14, 2007

Saul A. Fox
Chief Executive Officer
United America Indemnity, Ltd.
Walker House, 87 Mary Street
P.O. Box 908GT
Georgetown, Grand Cayman
Cayman Islands

Re: United America Indemnity, Ltd.
  Form 10-K for the Fiscal Year Ended December 31, 2006
  Filed March 16, 2007
  File Number: 000-50511

Dear Mr. Fox:

   We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief